SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)*

                            THE PENN TRAFFIC COMPANY
                  -------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    707832200
                               ------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2000
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 18 Pages
                             Exhibit Index: Page 16

                                                              Page 2 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,032,768/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    44.92%

14       Type of Reporting Person*

                  OO; IA

---------------
/1/ See Item 5

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,032,768/1/

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    44.92%

14       Type of Reporting Person*

                  IA

---------------
/1/ See Item 5

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SATELLITE ASSET MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 9,032,768
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   9,032,768
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,032,768

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    44.92%

14       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SATELLITE FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 9,032,768
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   9,032,768
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,032,768

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                       [x]


13       Percent of Class Represented By Amount in Row (11)

                                    44.92%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  MARK SONNINO (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  9,032,768
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            9,032,768

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,052,768

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    45.02%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  LIEF D. ROSENBLATT (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  9,032,768
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            9,032,768

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,052,768

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    45.02%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 18 Pages

                                  SCHEDULE 13D

CUSIP No. 707832200

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GABRIEL NECHAMKIN (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 20,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  9,032,768
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   20,000
    With
                           10       Shared Dispositive Power
                                            9,032,768

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            9,052,768

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
                                       [x]

13       Percent of Class Represented By Amount in Row (11)

                                    45.02%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 18 Pages

          This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of The Penn Traffic Company (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated August 9, 1999 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to report that, as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of SFM LLC, and accordingly no longer may be deemed the beneficial owner of the securities reported herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          i)   Soros Fund Management LLC ("SFM LLC");

          ii)  Mr. George Soros ("Mr. Soros");

          iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

          iv)  Satellite Asset Management, L.P. ("Satellite LP");

          v)   Satellite Fund Management LLC ("Satellite LLC");

          vi)  Mr. Mark Sonnino ("Mr. Sonnino");

          vii) Mr. Lief D. Rosenblatt ("Mr. Rosenblatt"); and

          viii) Mr. Gabriel Nechamkin ("Mr. Nechamkin").

          This Statement relates to the Shares held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), and Quota Fund N.V., a Netherlands Antilles corporation ("Quota").

                              The Reporting Persons

          As of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Mr. Druckenmiller no longer may be deemed to have investment discretion over the securities held for the account of Quantum Partners or Quota. As a result, Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of Quantum Partners or Quota, and, as of July 1, 2000, is no longer a Reporting Person.

          Effective as of July 1, 2000, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated and there are no longer any Managing Directors. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President.

                                                             Page 11 of 18 Pages



Item 5.   Interest in Securities of the Issuer.

          (a) (i) As a consequence of SFM LLC's ability to terminate the Quantum Partners - Satellite Contract and the Quota-Satellite Contract with respect to the investment in the Shares held for the account of each of Quantum Partners and Quota, and acquire voting and dispositive power over the Shares held for the accounts of each of Quantum Partners and Quota within 60 days, notwithstanding the fact that neither SFM LLC nor Mr. Soros currently exercises such power, SFM LLC and Mr. Soros may be deemed the beneficial owner of the 7,854,032 Shares held for the account of Quantum Partners and 1,178,736 Shares held for the account of Quota. In total, each of SFM LLC and Mr. Soros may be deemed the beneficial owner of 9,032,768 Shares (approximately 44.92% of the total number of Shares outstanding).

               (ii) Each of Satellite LP and Satellite LLC may be deemed the beneficial owner of 9,032,768 Shares (approximately 44.92% of the total number of Shares outstanding). This number includes (A) 7,854,032 Shares held for the account of Quantum Partners and (B) 1,178,736 Shares held for the account of Quota.

               (iii) Mr. Sonnino may be deemed the beneficial owner of 9,052,768 Shares (approximately 45.02% of the total number of Shares outstanding assuming exercise of the director's options held for his account). This number includes
(A) 7,854,032 Shares held for the account of Quantum Partners, (B) 1,178,736 Shares held for the account of Quota and (C) 20,000 Shares issuable upon exercise of director's options held for his own account.

               (iv) Mr. Rosenblatt may be deemed the beneficial owner of 9,052,768 Shares (approximately 45.02% of the total number of Shares outstanding assuming exercise of the director's options held for his account). This number

                                                             Page 12 of 18 Pages

includes (A) 7,854,032 Shares held for the account of Quantum Partners, (B) 1,178,736 Shares held for the account of Quota and (C) 20,000 Shares issuable upon exercise of director's options held for his own account.

               (v) Mr. Nechamkin may be deemed the beneficial owner of 9,052,768 Shares (approximately 45.02% of the total number of Shares outstanding assuming exercise of the director's options held for his account). This number includes
(A) 7,854,032 Shares held for the account of Quantum Partners, (B) 1,178,736 Shares held for the account of Quota and (C) 20,000 Shares issuable upon exercise of director's options held for his own account.

          (b) (i) The power to direct the voting and disposition of the Shares held for the account of each of Quantum Partners and Quota is currently vested in Satellite LP pursuant to the Quantum Partners- Satellite Contract and Quota-Satellite Contract, respectively. SFM LLC has the contractual authority on behalf of each of Quantum Partners and Quota to terminate the Quantum Partners-Satellite Contract and Quota-Satellite Contract, within 60 days and, as a result, SFM LLC and Mr. Soros may be deemed to have the voting and dispositive power held by Satellite LLC, notwithstanding the fact that neither SFM LLC nor Mr. Soros currently exercises such power, with respect to the Shares held for the account of Quantum Partners and Quota.

               (ii) Each of Satellite LP and Satellite LLC (by virtue of the Quantum Partners-Satellite Contract and the Quota-Satellite Contract) may be deemed to have the sole power to direct the voting and disposition of the 7,854,032 Shares held for the account of Quantum Partners and the 1,178,736 Shares held for the account of Quota.

               (iii) Each of Mr. Sonnino, Mr. Rosenblatt and Mr. Nechamkin, as a result of their positions with Satellite LLC may be deemed to have the shared power to direct the voting and disposition of the 7,854,032 Shares held for the account of Quantum Partners and the 1,178,736 Shares held for the account of Quota.

               (iv) Mr. Sonnino has the sole power to direct the voting and disposition of the 20,000 Shares issuable upon the exercise of the securities reported herein as being held for his account.

               (v) Mr. Rosenblatt has the sole power to direct the voting and disposition of the 20,000 Shares issuable upon the exercise of the securities reported herein as being held for his account.

               (vi) Mr. Nechamkin has the sole power to direct the voting and disposition of the 20,000 Shares issuable upon the exercise of the securities reported herein as being held for his account.

          (c) There have been no transactions effected with respect to the Shares since May 6, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

          (d) (i) The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               (ii) The shareholders of Quota have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quota in accordance with their ownership interests in Quota.

          (e) As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

                                                             Page 13 of 18 Pages


Item 7.   Material to be Filed as Exhibits.


        The Exhibit Index is incorporated herein by reference.

                                                             Page 14 of 18 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 5, 2000                SOROS FUND MANAGEMENT LLC


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Assistant General Counsel


                                   GEORGE SOROS


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER


                                   By:  /S/ RICHARD D. HOLAHAN, JR.
                                        --------------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact

                                                             Page 15 of 18 Pages



                                        SATELLITE ASSET MANAGEMENT, L.P.

                                        By:  Satellite Fund Management LLC
                                             its General Partner

                                        By:  /S/ LIEF D. ROSENBLATT
                                             ----------------------------------
                                             Lief D. Rosenblatt
                                             Managing Member


                                        SATELLITE FUND MANAGEMENT LLC

                                        By:  /S/ LIEF D. ROSENBLATT
                                             ----------------------------------
                                             Lief D. Rosenblatt
                                             Managing Member


                                        MARK SONNINO

                                        /S/ MARK SONNINO
                                        ---------------------------------------

                                        LIEF D. ROSENBLATT

                                        /S/ LIEF D. ROSENBLATT
                                        ---------------------------------------

                                        GABRIEL NECHAMKIN

                                        /S/ GABRIEL NECHAMKIN
                                        ---------------------------------------

                                                             Page 16 of 18 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

F Power of Attorney, dated as of January 27, 2000, granted by Mr. George Soros in favor of Mr. Michael C.
               Neus and Mr. Richard D. Holahan, Jr....................    17

G Power of Attorney, dated as of January 27, 2000, granted by Mr. Stanley F. Druckenmiller in favor of Mr.
               Michael C. Neus and Mr. Richard D. Holahan, Jr.........    18